UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNEX HOLDINGS INC.

(Exact name of registrant as specified in its corporate charter)

333-228161

Commission File No.:

Nevada (State or other jurisdiction of Incorporation or Organization)	98-1353613 (I.R.S. Employer Identification No.)

Unex Holdings Inc.

U1. Sveti Kliment Ohridski 27, Apt. 8

Burgas, Bulgaria 8000

(Address of Principal Executive Offices)

+359-884303333

(Registrant’s telephone number, including area code)

March 4, 2021

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF UNEX HOLDINGS INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us”, and “our” are to Unex Holdings Inc. and its consolidated subsidiaries, if any.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of UNEX Holdings, Inc. (the “Company”) of a change in control of the Company and a change in the majority of the board of directors of the Company (the “Board”) which occurred pursuant to that certain Securities Purchase Agreement dated February 26, 2021 (the “Agreement”) by and among Veniamin Minkov, the former sole officer, director and majority stockholder of the Company and Low Wai Koon.

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, effective February 26, 2021 (the “Effective Time”), Veniamin Minkov, the then sole executive officer and director of the Company and the owner of 2,000,000 restricted shares of the Company’s common stock representing 67.34% of the Company’s issued and outstanding common stock (“Unex Shares”), sold the Unex Shares to Low Wai Koon for an aggregate consideration of $340,000, or approximately $0.17 per share. In addition, certain stockholders purchased 966,000 shares of the Company’s common stock in a series of private transactions for $0.05176 a share from non-affiliates of the Company (the “Non-Affiliate Shares”). Upon completion of the purchase of the Unex Shares, Low Wai Koon owned 2,000,000 shares, or approximately 67.34% of the issued and outstanding common stock of the Company, which resulted in a change of control of the Company. Upon completion of the Non-Affiliate Shares, certain stockholders owned 966,000 shares, or approximately 32.53% of the issued and outstanding common stock of the Company.

In connection with the Agreement, on February 26, 2021, Veniamin Minkov resigned as the director, Chairman of the board of directors (the “Board”), Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of Unex Holdings Inc. (the “Company”). Mr. Minkov’s resignation as Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer is effective immediately. Mr. Minkov’s resignation as a director will become effective ten (10) days following the filing by the Company of the Information Statement on Schedule 14f-1 with the United States Securities and Exchange Commission. Prior to Mr. Minkov’s resignation, he appointed Low Wai Koon as the Company’s director and Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s shareholders).

2

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGES TO THE BOARD OF DIRECTORS

On February 26, 2021, Veniamin Minkov resigned as the director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. Mr. Minkov resignation as Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer is effective immediately. Mr. Minkov’s resignation as a director will become effective ten (10) days following the filing by the Company of the Information Statement on Schedule 14f-1 with the United States Securities and Exchange Commission. Prior to Mr. Minkov’s resignation, he appointed Low Wai Koon as the Company’s Director and Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. There were no disagreements between Mr. Minkov and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation.

The director appointed to our Board of Directors was not a prior member of the Board of Directors and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the appointee have never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our newly appointed directors and executive officers.

Name	Age	Positions
Low Wai Koon	50	Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer

Low Wai Koon (“Dr. Low”)

Dr. Low, 50, is the founder of WKL Eco Earth Sdn Bhd. (“WKL”). Dr. Low has held senior management roles of WKL since 2017. Prior to joining WKL, Dr. Low had over 15 years of working experience in the mechanical engineering sector. Dr. Low obtained an Honorary Doctorate in Robotics Engineering Science and is a Honorary Fellow of the International Society of Professional Engineers, USA.

No director of the Company received any compensation for services as director for the year ended August 31, 2020. We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation.

3

CORPORATE GOVERNANCE

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Time, qualify as independent under the rules of any of the national securities exchanges

Committees of the Board of Directors

Our board of directors does not have any committees, as companies whose securities are traded on the OTC Pink Sheets are not required to have board committees. However, we expect to form the appropriate board committees and identify an audit committee financial expert in the future. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors.

Director Nominations

Our Board of Directors believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

4

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As at the fiscal year ended August 31, 2020, we were obligated to Veniamin Minkov, our former President, Treasurer, Secretary and Director for a loan granted to us for working capital, in the amount of $9,217. The loan is non-interest bearing, due upon demand and unsecured.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal shareholders.

Stockholder Communications With Directors

Shareholders who want to communicate with our Board or any individual director can write to:

No. 2A, Jalan PJU 3/48, Sunway Damansara, 47810 Selangor, Malaysia

Telephone: 603 7733 5727

Your letter should indicate that you are a shareholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;
●	Attempt to handle the inquiry directly; or
●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

5

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

During the fiscal year ended August 31, 2020, Veniamin Minkov, our former President, Treasurer and Secretary, was not paid any compensation.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended August 31, 2020, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

UNEX HOLDINGS INC.

By:	/s/ Low Wai Koon
Name:	Low Wai Koon
Title:	Chief Executive Officer

Dated: March 4, 2021

7